UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Publix Super Markets, Inc.
(Name of Issuer)
Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
None
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. None    Page 2 of 6 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Publix Super Markets, Inc. 401(k) SMART Plan
2	Check the Appropriate Box if a Member of a Group
	(a)		(b) X

3	SEC Use Only
4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power	—
		6	Shared Voting Power	—
		7	Sole Dispositive Power	—
		8	Shared Dispositive Power	70,938,169
9	Aggregate Amount Beneficially Owned by Each Reporting Person
70,938,169
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not applicable.
11	Percent of Class Represented by Amount in Row (9)
9.2%
12	Type of Reporting Person
EP

SCHEDULE 13G
CUSIP No. None    Page 3 of 6 Pages

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
Tina P. Johnson
2	Check the Appropriate Box if a Member of a Group
	(a)		(b) X

3	SEC Use Only
4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power	77,734,565
		6	Shared Voting Power	149,069
		7	Sole Dispositive Power	6,739,339
		8	Shared Dispositive Power	71,144,295
9	Aggregate Amount Beneficially Owned by Each Reporting Person
77,883,634
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not applicable.
11	Percent of Class Represented by Amount in Row (9)
10.1%
12	Type of Reporting Person
IN

SCHEDULE 13G
CUSIP No. None    Page 4 of 6 Pages

EXPLANATORY NOTE: This ninth amendment to the initial statement is being filed to reflect changes in the holdings of the Publix Super Markets, Inc. 401(k) SMART Plan (“SMART Plan”) during 2014.

Item 1 (a).	Name of Issuer:
Publix Super Markets, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (a).	Name of Person Filing:
Publix Super Markets, Inc. 401(k) SMART Plan
Tina P. Johnson
Item 2 (b).	Address of Principal Business Office or, if none, Residence:
3300 Publix Corporate Parkway, Lakeland, FL 33811
Item 2 (c).	Citizenship:
The Publix Super Markets, Inc. 401(k) SMART Plan was formed under Florida law.
Tina P. Johnson is a United States citizen.
Item 2 (d).	Title of Class of Securities:
Common Stock, Par Value $1.00 Per Share
Item 2 (e).	CUSIP Number:
None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
f.	x	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

SCHEDULE 13G
CUSIP No. None    Page 5 of 6 Pages
Item 4.    Ownership
Information regarding ownership of common stock of the issuer:
(a-b) Amount beneficially owned and percent of class:
Together the reporting persons are deemed to beneficially own an aggregate of 77,883,634 shares of the Company’s common stock, representing an aggregate of approximately 10.1% of the total outstanding shares of the Company’s common stock as follows:
As of December 31, 2014, the SMART Plan was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 70,938,169 shares of the Company’s common stock or approximately 9.2% of the total outstanding shares of the Company’s common stock.
As of December 31, 2014, Tina P. Johnson was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 77,883,634 shares of the Company's common stock or approximately 10.1% of the total outstanding shares of the Company's common stock.

i.
In Tina P. Johnson’s capacity as a trustee of the SMART Plan, Ms. Johnson is deemed to have sole voting and shared dispositive power over the shares held by the SMART Plan except to the extent of her individual SMART Plan shares for which she has sole voting and dispositive power. She is therefore deemed to be the beneficial owner of an aggregate of 70,938,169 shares of the Company’s common stock or approximately 9.2% of the total outstanding shares of the Company’s common stock.

ii.
In addition, Tina P. Johnson has sole voting and dispositive power over 134,448 shares of the Company’s common stock which are held indirectly, sole voting and shared dispositive power over 58,835 shares of the Company’s common stock which are held indirectly and shared voting and dispositive power over 149,069 shares of the Company’s common stock which are held directly. Ms. Johnson also has sole voting and dispositive power over 6,604,891 shares of the Company’s common stock as the trustee of trusts for which she does not have a pecuniary interest.

c.    Regarding the number of shares as to which each reporting person has:
i.    Sole power to vote or to direct the vote: see line 5 of the cover sheets.
ii.     Shared power to vote or to direct the vote: see line 6 of the cover sheets.
iii.    Sole power to dispose or to direct the disposition of: see line 7 of the cover sheets.
iv.    Shared power to dispose or to direct the disposition of: see line 8 of the cover sheets.
Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
Participants in the SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company’s common stock through the Publix Stock Fund offered under the SMART Plan. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company’s common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company’s common stock and the proceeds from the sale of the Company’s common stock are credited to participants who have elected to invest in and/or dispose of such common stock.
Tina P. Johnson is the trustee of trusts that hold an aggregate of 6,604,891 shares of the Company’s common stock for which she does not have a pecuniary interest. The beneficiaries of those trusts are entitled to all of the economic benefits of ownership of the shares of the Company’s common stock held by their respective trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

SCHEDULE 13G
CUSIP No. None    Page 6 of 6 Pages
Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of Group
Not applicable.
Item 10.    Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	Publix Super Markets, Inc.
401(k) SMART Plan
	By:	/s/ Tina P. Johnson
Tina P. Johnson
Trustee
	By:	Publix Super Markets, Inc.
Plan Administrator
	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits
Administration and
Assistant Secretary